QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 1, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Adobe Systems Incorporated
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.0001 per share
(Title of Class of Securities)

00724F-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

Bruce R. Chizen
Chief Executive Officer and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704
(408) 536-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Karen O. Cottle, Esq. Senior Vice President, General Counsel and Corporate Secretary Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110-2704 (408) 536-6000	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,768,100	$404

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options (or portions thereof) to purchase 146,106 shares of common stock of Adobe Systems Incorporated having an aggregate value of $3,768,100 as of December 21, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $404	Filing Party: Adobe Systems Incorporated
	Form or Registration No.: 005-39394	Date Filed: January 4, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 7 to the Schedule TO amends and supplements the Offer to Amend Eligible Options (the "Offering Memorandum") filed with the Securities and Exchange Commission (the "SEC") on January 4, 2007, as amended by Amendment No. 1 thereto filed with the SEC on January 9, 2007, Amendment No. 2 thereto filed with the SEC on February 1, 2007, Amendment No. 3 filed with the SEC on February 7, 2007, Amendment No. 4 filed with the SEC on February 9, 2007, Amendment No. 5 filed with the SEC on February 20, 2007 and Amendment No. 6 filed with the SEC on February 27, 2007, in connection with Adobe System Incorporated's (the "Company") offer to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. Except as amended and supplemented hereby and by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

        The Offering Memorandum filed as Exhibit 99.(a)(1)(A) of the Schedule TO is hereby amended and restated as follows:

Offer to Amend Eligible Options Introduction.

        The following paragraph of the Offering Memorandum is hereby amended and restated as follows:

        "All individuals who were granted an Eligible Option and who, as of the Expiration Time, (1) are current employees of Adobe and (2) are subject to taxation in the United States in respect of their Eligible Option may participate in the Offer (the "Eligible Optionees"). With one exception, none of our current or former executive officers or members of our Board of Directors is eligible to participate in the Offer. With respect to that one exception, one Eligible Optionee was an executive officer of Adobe for approximately 9 months during 2005. However, he no longer serves as an executive officer of Adobe and his Eligible Option was granted prior to his tenure as an executive officer of Adobe."

Summary Term Sheet and Frequently Asked Questions.

        The last sentence of the following paragraph on page 1 of the Offering Memorandum is hereby amended and restated as follows:

"Eligible Optionees	All individuals who were granted an Eligible Option and who, as of the Expiration Time, are (1) current employees of Adobe and (2) subject to U.S. taxation may participate in the Offer. None of our current executive officers or members of our Board of Directors is eligible to participate in the Offer."

Item 1.    Eligible Optionees; Eligible Options; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification.

        The paragraph under "Eligible Optionees" on page 15 of the Offering Memorandum is hereby amended and restated as follows:

        "With one exception, none of our current or former executive officers or members of our Board of Directors (the "Board") is eligible to participate in the Offer. With respect to that one exception, one Eligible Optionee was an executive officer of Adobe for approximately 9 months during 2005. However, he no longer serves as an executive officer of Adobe and his Eligible Option was granted prior to his tenure as an executive officer of Adobe."

Item 9.    Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options.

        The last sentence of following paragraph on page 26 of the Offering Memorandum is hereby amended and restated as follows:

        "The address of each director and executive officer is c/o Adobe Systems Incorporated, 345 Park Avenue, San Jose, CA 95110-2704, and the telephone number is (408) 536-6000. None of the members of our Board or our current executive officers is eligible to participate in the Offer."

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)*	Email of Announcement of Tender Offer.
99.(a)(1)(C)*	Form of Email Regarding Election Form.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K/A, for its fiscal year ended December 1, 2006, filed with the SEC on February 6, 2007, and incorporated herein by reference.
99.(a)(1)(J)	Reserved.
99.(a)(1)(K)**	Deloitte Tax LLP Employee Presentation Materials.
99.(a)(1)(L)***	Email of Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(M)****	Email of Extension of Expiration Time of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.
99.(a)(1)(N)*****	Email of Third Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(O)******	Email of Fourth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(P)*******	Email of Fifth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(b)	Not applicable.
99.(d)(1)(A)	Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)	Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)	Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed with the Schedule TO filed with the SEC on January 4, 2007, and incorporated herein by reference.

**
Previously filed with the Schedule TO/A filed with the SEC on January 9, 2007, and incorporated herein by reference.

***
Previously filed with the Schedule TO/A filed with the SEC on February 1, 2007, and incorporated herein by reference.

****
Previously filed with the Schedule TO/A filed with the SEC on February 7, 2007, and incorporated herein by reference.

*****
Previously filed with the Schedule TO/A filed with the SEC on February 9, 2007, and incorporated herein by reference.

******
Previously filed with the Schedule TO/A filed with the SEC on February 20, 2007, and incorporated herein by reference.

*******
Previously filed with the Schedule TO/A filed with the SEC on February 27, 2007, and incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2007

ADOBE SYSTEMS INCORPORATED
By:	/s/ KAREN O. COTTLE
Karen O. Cottle, Senior Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

        The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)*	Email of Announcement of Tender Offer.
99.(a)(1)(C)*	Form of Email Regarding Election Form.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K/A, for its fiscal year ended December 1, 2006, filed with the SEC on February 6, 2007, and incorporated herein by reference.
99.(a)(1)(J)	Reserved.
99.(a)(1)(K)**	Deloitte Tax LLP Employee Presentation Materials.
99.(a)(1)(L)***	Email of Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(M)****	Email of Extension of Expiration Time of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.
99.(a)(1)(N)*****	Email of Third Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(O)******	Email of Fourth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(P)*******	Email of Fifth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(b)	Not applicable.
99.(d)(1)(A)	Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)	Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)	Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed with the Schedule TO filed with the SEC on January 4, 2007, and incorporated herein by reference.

**
Previously filed with the Schedule TO/A filed with the SEC on January 9, 2007, and incorporated herein by reference.

***
Previously filed with the Schedule TO/A filed with the SEC on February 1, 2007, and incorporated herein by reference.

****
Previously filed with the Schedule TO/A filed with the SEC on February 7, 2007, and incorporated herein by reference.

*****
Previously filed with the Schedule TO/A filed with the SEC on February 9, 2007, and incorporated herein by reference.

******
Previously filed with the Schedule TO/A filed with the SEC on February 20, 2007, and incorporated herein by reference.

*******
Previously filed with the Schedule TO/A filed with the SEC on February 27, 2007, and incorporated herein by reference.

QuickLinks

  Item 1. Eligible Optionees; Eligible Options; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification.
  Item 9. Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options.
  ITEM 12. EXHIBITS.
SIGNATURES
INDEX OF EXHIBITS